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SECURION

15026339

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 46138

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1|1|14___ AND ENDING___12|31|14___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Long Island Financial Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rizwan Ahmed CPA P. C
_____
(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAY 2 1 2015

REGISTRATIONS BRANCH
16

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/22/15

LONG ISLAND FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

(with supplementary information)

RIZWAN AHMED, CPA P.C.
Certified Public Accountant

LONG ISLAND FINANCIAL GROUP, INC.
TABLE OF CONTENTS

DECEMBER 31, 2014

	Page
Independent Auditor's Report	i
Financial Statements	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Stockholder's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5 - 7
Supplemental Information	
Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8 - 9
Schedule II Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Schedule IV Reconciliations Under Rule 17a-5(d)(4) of the Securities and Exchange Commission	11
Independent Auditor's Report on Internal Control	12 - 14

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Long Island Financial Group, Inc.

I have audited the accompanying statement of financial condition of Long Island Financial Group, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Long Island Financial Group, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

RIZWAN AHMED CPA PC

New Hyde Park, New York
March 2, 2015

LONG ISLAND FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets:		
Cash and equivalents	$	39,001
Accounts Receivable		3,765
Total Current Assets		42,766
Fixed Assets		
Furniture, Equipment & Leasehold Improvements		38,278
Less: Accumulated Depreciation		(27,824)
Fixed Assets Net		10,454
Other Assets		
Loans to Shareholder		20,000
Total Assets	$	73,220

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Current Liabilities		
Accounts payable & accrued expenses	$	3,500
Payroll taxes		9,813
Corporation income tax		125
Total current liabilities		13,438
Stockholder's Equity:		
Common stock, no par value; authorized 100 shares; issued and outstanding 4 shares		133,127
Additional paid-in capital		23,429
Retained earnings		(96,774)
Total stockholder's equity		59,782
Total Liabilities and Stockholder's Equity	$	73,220

See the accompanying notes and auditor's report.

LONG ISLAND FINANCIAL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions & fees	$ 532,988
Cost of Sales:	
Commissions	88,599
Gross Profit	444,389
General and administrative expenses	441,116
Net operating income before taxes	3,273
Less: Provision for taxes	125
Net Income	3,148
Retained Deficit – January 1, 2014	(99,922)
Retained Deficit – December 31, 2014	$ (96,774)

See the accompanying notes and auditor's report.

LONG ISLAND FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Balance January 01, 2014	Net Income	Balance December 31, 2014
Common Stock no par value	$ 133,127	$ -	$ 133,127
Additional Paid-in Capital	23,429	-	23,429
Retained Deficit	(99,922)	3,148	(96,774)
Stockholders' Equity	$ 56,634	$ 3,148	$ 59,782

See the accompanying notes and auditor's report.

LONG ISLAND FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities:	
Net Income	$ 3,148
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Depreciation	2,353
Increase in accounts receivable	(1,624)
Decrease in accounts payable	(11,886)
Net Cash Used By Operations	(8,009)
Cash Flows from Financing Activities:	
Shareholder Loans	3,646
Decrease in Cash	(4,363)
Cash at Beginning of Year	43,364
Cash at End of Year	$ 39,001
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 125

See the accompanying notes and auditor's report.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business
The Company is engaged principally in the resale of securities and mutual funds as a broker/dealer. The Company is registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the Financial Industry Regulatory Authority, Inc. (FINRA). Client accounts are held and maintained by an outside broker/clearing house.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities
Securities owned by the firm and securities not yet purchased are reported at market value with unrealized gains or losses reflected in operations as dealer trading revenues.

Revenue Recognition
Securities transactions and related commissions and expenses are recorded on a trade date basis.

INCOME TAXES

The Company, with the consent of its shareholders, has elected to be taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that, in lieu of federal corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. The corporation, with consent of its shareholders, has elected for State tax purposes to be taxed as an S Corporation, which provides that, in lieu of state corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. A provision for state S corporation franchise fee has been provided as applicable.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments.

The Company adopted SFAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2   Pricing inputs are other than used in Level 1 which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3   Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

Unrealized gains and losses are included in earnings and are reported in the Statement of Income as a component of other income and losses. Generally, for all trading securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions.

As at December 31, 2014, the Company was liquid in its security positions.

NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital as defined. At December 31, 2014, the Company had a net capital ratio of .46 to 1 and its net capital was $29,330 compared to the minimum requirement of 5,000. The Company has elected to operate pursuant to SEC rule 15c3-1(a)(6), whereby it is not required to take haircuts on its market-maker securities.

RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE) IRA Plan under section 408(p) of the Internal Revenue Code. Under the plan, eligible employees may elect to defer a percentage or dollar amount of their salary subject to the Internal Revenue Service limits. Employees are eligible to participate once their compensation is more than $5,000 for two years. The Company must make matching contributions up to 3% of the employee's compensation or make a non-elective contribution of 2% of compensation of all eligible employees. The Company's contribution totaled $0 for the year ended December 31, 2014.

RELATED PARTY TRASACTIONS

The table below summarizes the transactions between the Company and other affiliated parties:

	2014
Stuart Reis CPA, P.C. (a) Accounting Fees	$ 21,370
Stuart Reis (b) Rent Expense	39,996
Jason Reis (c) Outside Services	72,950
Jcr Management Corp. (d) Consulting Expenses	140,063

(a) Stuart Reis CPA, P.C. is a corporation owned by Stuart Reis the President and major stockholder of Long Island Financial Group, Inc.
(b) Stuart Reis is the President and major stockholder of Long Island Financial Group, Inc.
(c) Jason Reis is a sibling of Stuart Reis who is the President and major stockholder of Long Island Financial Group, Inc.
(d) JCR Management Corp. is a corporation owned by Jason Reis

SUPPLEMENTAL INFORMATION

LONG ISLAND FINANCIAL GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Computation of Net Capital

Total ownership equity	$ 59,782
Deduct: Ownership equity not allowable for net capital	0
Total ownership equity qualified for net capital	59,782
Add: Subordinated liabilities	0
Total capital and allowable subordinated liabilities	59,782
Total non-allowable assets from balance sheet	(30,452)
Net capital before haircuts on securities positions	29,330
Haircuts on securities (computed where applicable, Pursuant to 15c3-1(F))	0
Undue Concentration	0
Other haircuts	0
Net Capital	$ 29,330

See auditor's report.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

<u>Computation of Aggregate Indebtedness</u>

Accounts payable, accrued expenses, and income taxes	$ 13,438
Total aggregate indebtedness	13,438
Ratio: Aggregate indebtedness to net capital	45.81%

<u>Computation of Basic Net Capital Requirement</u>

Minimal net capital required (6-2/3% of A.I.)	$ 896
Minimum dollar net capital requirement	$ 5,000
Minimum net capital requirement	$ 5,000
Excess net capital	$ 24,330
Net capital at 100% (net capital less 120% of minimum net capital requirement)	$ 23,330

See auditor's report.

SCHEDULE II
EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under the provisions of section (K)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

See auditor's report.

LONG ISLAND FINANCIAL GROUP, INC.

SCHEDULE IV
RECONCILIATIONS UNDER 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

A. Reconciliation of computation of net capital:

<u>Reconciliation with Company's Computation (included in
Part II of FOCUS report as of DECEMBER 31, 2014)</u>

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 28,555
Audit adjustments	775
Net capital	$ 29,330

B. Reconciliation of determination of reserve requirements under rule 15c3-3:

The Company has claimed exemption from rule 15c3-3 under the provisions of section (k)(2)(ii).

C. Reconciliation of haircuts under rule 15c3-1:

The Company has elected to operate pursuant to SEC rule 15c3-1(9)(6) and, therefore, no haircuts have been taken.

See auditor's report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Long Island Financial Group, Inc.

In planning and performing my audit of the financial statements of Long Island Financial Group, Inc. (the "Company"), as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New Hyde Park, New York
March 2, 2015